Exhibit 99.1

ASX ANNOUNCEMENT

June 29th, 2010

Genetic Technologies Extends Quest Diagnostics Non-Coding License

.. Extends licensing revenue to GTG

.. Revenue is not-dilutive and adds to increasing stream of recent licensing revenue

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has executed an amendment to the original Non-Coding License Agreement of August 2003 granted to Quest Diagnostics Inc. based in San Clemente, California.  This is now the third such settlement Genetic Technologies has secured in favor of its Non-Coding intellectual property portfolio in the last month.

The amendment extends the terms of Quest’s original non-coding license to regularize Quest’s historical world-wide activities in relation to its genetic diagnostic and analysis products.  The commercial terms of the license amendment granted to Quest are subject to confidentiality between the parties.

Akin to the recently announced license to EraGen Biosciences (5 May 2010), Quest is not a counterparty to Genetic Technologies’ US patent infringement suit.  The discussions between Genetic Technologies and Quest which resulted in this amendment had occurred for some months.

“These licenses are a material source of non-dilutive funding which the Company is using to build its global oncology franchise,” said Dr. Paul MacLeman, Chief Executive Officer of Genetic Technologies.  “The Company has recently built on the non-coding patent estate which now runs out in 2022.”

Discussions with other parties, both in the context of the US patent infringement suit currently on foot and external to this suit, are ongoing and progressing.  Further details will be released when appropriate.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialization of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management including BREVAGen™, the Company’s first in class test for non-hereditary breast cancer risk; and, 3) the commercialization of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000